Exhibit 99.1

Aurinia Highlights 48-Week Data from Open-Label AURION Study at 12th International Congress on SLE (LUPUS 2017) & the 7th Asian Congress on Autoimmunity (ACA 2017)

-Biomarkers of disease activity at eight weeks can predict renal response at 24 and 48 weeks

VICTORIA, British Columbia--(BUSINESS WIRE)--March 27, 2017--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced the 48-week results from the “Aurinia Early Urinary Protein Reduction Predicts Response Study” (AURION) open-label study of voclosporin for the treatment of lupus nephritis (LN) at the 12th International Congress on Systemic Lupus Erythematosus and 7th Asian Congress on Autoimmunity jointly in Melbourne, Australia. The data were presented by Robert B. Huizinga, Vice President of Clinical Affairs at Aurinia.

The study successfully achieved its primary objective by demonstrating that early biomarker response in active LN patients can be a significant predictor of renal response at 24 and 48 weeks.

In the per protocol analysis at 48 weeks, 71% of subjects (n=5/7) on treatment remain in complete remission as measured by a urinary protein creatinine ratio (UPCR) of ≤ 0.5mg/mg, eGFR within 20% of baseline and concomitant steroid dose of <5mg/day. A 25% reduction in UPCR at week eight was found to be highly predictive of achieving renal response at 24 and 48 weeks. Conversely, if C3 and C4 do not normalize by week 8, then a renal response at week 24 and 48 is highly unlikely. Anti-dsDNA was not found to be a useful biomarker in predicting long-term response in LN patients.

No new safety signals were observed with the use of voclosporin in LN patients; voclosporin was well-tolerated, and the safety profile was consistent with other immunomodulators. A total of three subjects were discontinued prior to 48 weeks due to lupus related complications or Investigator discretion.

“Results from AURION demonstrated that an early UPCR reduction of 25% is the best predictor of renal response at 24 and 48 weeks,” said Neil Solomons, MD, Chief Medical Officer at Aurinia. “In addition, the use of C3 or C4 improves the precision of predicting if a patient will achieve a clinical response. This exploratory study is supportive of the successful AURA Phase 2b study and continues to inform us of optimal ways to evaluate renal response in future LN trials.”

About AURION
The AURION study or “Aurinia Early Urinary Protein Reduction Predicts Response Study” is an open-label, exploratory study being conducted in 10 patients in two sites in Malaysia to assess the short-term predictors of response using voclosporin (23.7mg) in combination with mycophenolate mofetil and oral corticosteroids in patients with active lupus nephritis. This study will examine biomarkers of disease activity at 8 weeks and their ability to predict response at 24 and 48 weeks.

About Voclosporin
Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,200 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)
LN in an inflammation of the kidney caused by Systemic Lupus Erythematosus (“SLE”) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of LN. The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com

Forward Looking Statements
This press release contains forward-looking statements, including statements related to Aurinia's regulatory strategy, Aurinia's analysis, assessment and conclusions of the results of the AURA-LV clinical study, and the efficacy and commercial potential of voclosporin. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of the AURA-LV clinical study set forth in this release may change based on further analyses of such data, and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2015 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

CONTACT:
Investors:
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com
or
Media:
Christopher Hippolyte, 212-364-0458
Christopher.hippolyte@inventivhealth.com